Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — 2008 Fourth Quarter and Fiscal Year Results Presentation dated March 5, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer
Date: March 5, 2009

HK000NN7 2008 Fourth Quarter and Fiscal Year Results Presentation March 5, 2009 2008 Fourth Quarter and Fiscal Year Results Presentation March 5, 2009

© 2009 Giant Interactive Group, Inc. All Rights Reserved
2
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as
“will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our the timing for our game initiatives in 2009, anticipated benefits as a result of our Win@Giant incubation program, our continued efforts to successfully operate and adjust features of our existing games, anticipated benefits of our adjusted monetization structure for ZT Online and launch of ZT Online in Vietnam, our ability to successfully commercially launch and operate ZT Online II, King of Kings III and represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending as recent levels following the restructuring of the game’s monetization model in the third quarter 2008, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current world economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory  environments and volatility in the markets we operate in. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission's website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors"
beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the third quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this slide presentation.  Such information speaks only as of the date of this slide presentation.
Currency Convenience Translation
This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8346, which was the noon buying rate as of
December 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.
Empire of Sports and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead

Giant Interactive Group A Leading Online Game Developer & Operator Giant Interactive Group A Leading Online Game Developer & Operator © 2009 Giant Interactive Group, Inc. All Rights Reserved

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed
Giant: NYSE Listed
Shanghai, China
Headquarters:
Over 3,500 including
1,800 liaison personnel
Employees:
www.ga-me.com
About Giant:
Approximately 226 Million Outstanding Shares:
US$1.5 Billion
March 4, 2009
Market Cap:
GA Ticker:
November 1, 2007 NYSE IPO:
Investor Information:

© 2009 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights Key Operational and Financial Highlights © 2009 Giant Interactive Group, Inc. All Rights Reserved

Accounts in Thousands

Users in Thousands

RMB

Users in Thousands

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics
Key Quarterly Operating Metrics
Active Paying Accounts (APA)
1,405
1,447
937
1,290
1,760
986
1,248
1,318
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
282
273
286
325
309
305
295
320
0
50
100
150
200
250
300
350
400
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
Average Revenue per User (ARPU)
3Q08 figures include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online
4Q07 to 2Q08 figures include ZT
Before 4Q07, all figures are ZT Online only
Average Concurrent Users (ACU)
512
543
556
450
620
546
481
515
0
100
200
300
400
500
600
700
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
Peak Concurrent Users (PCU)
1,073
888
983
2,339
1,578
1,505
1,646
874
0
500
1,000
1,500
2,000
2,500
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
ZT Online PTP and Giant Online
Online,

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Strong Profitability and High Margins
Strong Profitability and High Margins
Net Income
42.5
45.8
19.7
32.6
51.1
48.3
38.7
34.7
0
10
20
30
40
50
60
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
59.6
51.7
39.1
48.6
54.1
67.3
73.6
41.7
0
10
20
30
40
50
60
70
80
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
Net Revenue
Gross Profit Margin
85.7%
84.0%
91.2%
88.6% 89.2% 88.8%
89.6%
80.1%
60%
65%
70%
75%
80%
85%
90%
95%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
Net Income Margin
76.8%
82.2%
50.6%
71.4% 71.6% 71.8%
69.5%
78.2%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Q4 2008 Key Financial  Highlights
Q4 2008 Key Financial  Highlights
-5.3% 0.19 125.0% 0.08 0.18 Basic EPS (US$)
0.0% 0.18 125.0% 0.08 0.18 Diluted EPS (US$)
Y-o-Y
%
Q4 2007
US$
Q-o-Q
%
Q3 2008
US$
-8.2%
-9.4%
-13.0%
-23.4%
-11.7%
-20.5%
-8.7%
-18.8%
Y-o-Y
%
1.39 126.5% 0.56 1.26 Basic EPS (RMB)
0.54
134.1
105.2
107.3
212.5
52.7
265.2
Q3 2008
RMB
42.5
31.2
12.1
43.4
8.3
51.7
Q4 2008
US$
1.23
290.3
213.6
82.9
296.5
56.7
353.1
Q4 2008
RMB
1.33
333.8
278.9
93.9
372.8
62.0
434.8
Q4 2007
RMB
128.1% Diluted EPS (RMB)
82.2% 116.5% Net Income
60.5% 103.0% Income from Operations
-22.7% Operating Expenses
84.0% 39.5% Gross Profit
7.6% Cost of Services
33.2% Total Net Revenue
Margins
Q-o-Q
%
(In millions, except EPS data)

© 2009 Giant Interactive Group, Inc. All Rights Reserved

FY2008 Key Financial  Highlights
FY2008 Key Financial  Highlights
-8.1% 0.74 0.68 Basic EPS (US$)
-8.3% 0.72 0.66 Diluted EPS (US$)
Y-o-Y
%
FY2007
US$
FY2008
RMB
FY2008
US$
-13.8% 5.40 4.65 Basic EPS (RMB)
5.25
1,136.3
1,079.8
273.7
1,353.5
174.1
1,527.5
FY2007
RMB
162.9
141.6
59.8
201.4
31.9
233.3
FY2008
US$
4.49
1,113.6
968.0
408.8
1,376.8
217.9
1,594.7
FY2008
RMB
-14.5% Diluted EPS (RMB)
69.8% -2.0% Net Income
60.7% -10.4% Income from Operations
49.4% Operating Expenses
86.3% 1.7% Gross Profit
25.2% Cost of Services
4.4% Total Net Revenue
Margins
Y-o-Y
%
(In millions, except EPS data)

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Balance Sheet
Balance Sheet
6,130.0
5,459.3
670.7
670.7
6,130.0
5,826.6
5,236.3
September
30, 2008
RMB
878.3
786.2
92.1
92.1
878.2
832.0
741.5
December
31, 2008
US$
6,002.4
5,373.1
629.3
629.3
6,002.4
5,686.1
5,068.1
December
31, 2008
RMB
6,305.5
Shareholders’ Equity
7,587.7 Total Liability and Shareholders’ Equity
1,282.2 Total Liabilities
1,282.2 Current Liabilities
7,587.7 Total Assets
7,373.5 Current Assets
7,295.5 Cash, Cash Equivalents and Short-Term
Investments
December
31, 2007
RMB
(In millions)

© 2009 Giant Interactive Group, Inc. All Rights Reserved Business Operation Updates Business Operation Updates © 2009 Giant Interactive Group, Inc. All Rights Reserved

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Recent Business Highlights
Recent Business Highlights
Continued optimizing Giant Online features; official version expected in 2009
ZT Online players adapting to monetization adjustment with enhanced features; ZT
Online gaining solid users base in Vietnam
Empire of Sports launched into closed beta testing (“Prologue”) in Europe in
December 2008; limited closed beta testing in China expected at the end of 2Q09
Launched Win@Giant incubation program to attract innovation and creativity for potential blockbuster pipeline games
1 1
3 3
4 4
2 2
5 5
King of Kings III continues detailed game optimizations; limited closed beta testing in China expected at the end of 2Q09
6 6
As of December 31, 2008, Giant has repurchased 14,947,200 ADSs for total consideration of US$97.7 million, out of the $150 million share repurchase program
7 7
Cash dividend declared for FY2008 of US$0.18 per share for shareholders of record date as of March 27, 2009 and estimated payment date of April 10, 2009

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Enhancing Our Product Portfolio
Enhancing Our Product Portfolio
Limited closed beta testing in
China to launch at the end of
2Q09
GA acquired rights to operate in China in 2007
Currently being tailored and optimized for
the Chinese market, core game design complete
King of Kings III
Beta testing in China to launch
at the end of 2Q09
Sequel to ZT Online
Self-developed Free-To-Play 2D MMORPG
Enhanced graphics, sound effects,
# of professions, animation, etc.
ZT Online II
Official version to launch in
2009
Open beta testing launched at end of Q108
Frequent updates made based on player feedback
Giant Online
Limited closed beta testing in
China to launch at the end of
2Q09
GA acquired rights to operate in China in early 2008
Officially launched in Europe in December 2008
Currently being tailored and optimized for the Chinese market
Empire of Sports
New expansion pack to roll out
in 1H09
Launched in January 2006
Multiple expansion packs introduced since launch
ZT Online Classic Edition available for gamers
Monetization restructuring in Q308
Now also available in Vietnam
ZT Online
Planned Upcoming Initiatives Game History and Milestones Games

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Stabilizing  Marketing Efforts in Q4’08
Over 420 liaison offices
Over 1,800 dedicated liaison personnel
Over 280 distributors
116,500 retail outlets
Penetration of all large cities and almost all provinces
in China
Focus on penetrating medium / small cities with
continued Internet and on-site promotional events
Reduced advertising costs associated with the revised
monetization features of ZT Online
Maximize Maximize Player Player Awareness Awareness and and Game Game Recognition Recognition to to Improve Improve Penetration Penetration
Q4 2008 Marketing and Distribution
Network
Q4 2008 Marketing and Distribution
Network

© 2009 Giant Interactive Group, Inc. All Rights Reserved Business Outlook Business Outlook © 2009 Giant Interactive Group, Inc. All Rights Reserved

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Player Segmentation Based on Game Features and Spending
Preferences to Increase Player Loyalty and to Extend Game
Lifecycles
Enhance Online Community and Expand Geographical Coverage
to Grow Our Player Base
Pursue Opportunities for Acquisitions, Strategic Joint Ventures
and Opportunistic Investments
1 1
2 2
3 3
Growth Strategies
Growth Strategies
To Become the Largest Online Game Developer and Operator in Asia
To Become the Largest Online Game Developer and Operator in Asia

HK000NN7 NYSE: GA Thank you www.ga-me.com NYSE: GA Thank you www.ga-me.com